Exhibit 6.4

June 25, 2018

Attn:	Allon Caidar

Re:	Offer to join TVPage

Dear Allon:

We are pleased to confirm the terms of your employment. Your package consists of the following:

Position – CEO

Base Salary – $150,000/Year, shifting to $200,000/Year upon TVP reaching $2M in total revenue for a consecutive 12-month period or (ii) the closing of a round of at least $5M (not including the current financing round); whichever comes first.

Annual Bonus – To be determined by the Board of Directors and applied in the first calendar year in which the above conditions that bring the base salary to $200,000 have been satisfied.

Healthcare – You will be entitled to participate in the TVPage healthcare plan, with TVPage contributing up to $1,000/month towards the cost of coverage for you and your family.

Vacation – 18 Days Annually

This letter sets forth our entire agreement and understanding regarding the terms of your employment with TVP and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified in any way except in writing signed by an officer of TVP.

Your offer is contingent upon (1) completion of the TVP Employment Application; (2) successful completion of a routine background investigation and references; (3) signing of the TVP Proprietary Information and Inventions Agreement; and (4) signing of the TVP Mutual Arbitration Agreement.

TVP is an “at-will” employer.   That means that both employees and TVP have the right to terminate employment at any time, with or without advance notice, and with or without cause. Employees may also be demoted or disciplined and the terms of their employment may be altered at any time, with or without cause, at the discretion of TVP. No one other than an officer of TVP has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| f: 858.427.4951| tvpage.com

agreement contrary to this policy, and any such agreement must be in writing and must be signed by an officer of TVP and by the affected employee.

You hereby represent that your employment with TVP will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by you in confidence prior to becoming an employee of the company, and you will not use or disclose to the company, or induce the company to use or disclose, any confidential or proprietary information or material belonging to any previous employer or others, unless consented to in writing by such prior employer, person or entity and the company. You further agree to not bring onto the premises of TVP any documents or any property belonging to any former employer or other person to whom you have an obligation of confidentiality, unless consented to in writing by such prior employer, person or entity and TVP.

TVP is an organization that maintains an outstanding reputation for exciting, innovative and quality products. Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the TVP team.

Sincerely,

APPROVED BY BOARD OF DIRECTORS ON JUNE 25, 2018 BOARD MEETING. ACCEPTED AND AGREED:

/s/ Allon Caidar
Signature

JUNE 25, 2018
Date

January 1, 2020

RE: Addendum to Allon Caidar Employment Agreement

In recognition of Allon Caidar’s signiﬁcant contribution to the Company as CEO, the Company hereby grants to Allon Caidar the following options:

1.	A total of 13,000,000 options, subject to the following terms and conditions:
a.	6,000,000 (six million) options with 50% vested on the ﬁrst anniversary of the date hereof, and the remaining 50% on the second anniversary of the date hereof.
b.	7,000,000 (seven million) options fully vested once the company can demonstrate $5,000,000 in projected annual revenue (ARR).

The exercise price for all options shall be the Fair Market Value as of the date hereof. All vesting shall be 100% accelerated upon the closing of a Corporate Transaction, as further deﬁned in the TVPage Stock Option Plan and related documents.

Approved by the Board of Directors as of January 21, 2020

/s/ Katie Wilson
Katie Wilson, Secretary

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| f: 858.427.4951| tvpage.com

February 8, 2021

RE: Addendum to Allon Caidar’s Employment Agreement

Attn: Allon Caidar

Re: ISO Grant

ISO Grant: Eﬀective as of January 22, 2020 and until the earlier of (i) a corporate ﬁnancing in which the Company raises at least $2M, or (ii) December 31, 2021, you shall receive the delta between the amount of salary authorized to be paid as compensation to you as CEO of TVPage and the amount of salary actually paid, in the form of ISO Stock Option Grants. Said calculation and options shall be granted at Fair Market Value, as determined by the Board of Directors.

As of January 2021, the options shall be granted on a quarterly basis, and fully vested upon grant. Sincerely,

/s/ Katie Wilson
Katie Wilson, Secretary

Accepted and Agreed:

/s/ Allon Caidar
Allon Caidar, CEO

February 12, 2021
Dated

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| f: 858.427.4951| tvpage.com

March 30, 2021

Attn: Allon Caidar

Re: Addendum to Allon Caidar’s Employment Agreement: ISO Grant - Reduction in Net Salary

Reduction in Net Salary: Eﬀective as of the pay period commencing on March 11, 2021 through the pay period ending on June 30, 2021 you agree that the company shall temporarily reduce your gross salary to $2467.29 per pay period. You shall receive the delta between the amount of salary authorized ($150,000/annual) to be paid as compensation to you as CEO of TVPage and the amount of salary actually paid, in the form of ISO Stock Option Grants.

ISO Grant: The 2021 calculations for the ISO Stock Option Grant through June 30, 2021 are as follows:

Dates covered in Payroll Period	Total Days	Daily Rate Paid	Diﬀerence between 150K Daily Rate and Daily Rate Paid	Amount	Quarterly Amount	Options Granted
Jan 01 - Jan 13	9	461.54	115.38	$1,038.42
Jan 14 - Jan 27	10	461.54	115.38	$1,153.80
Jan 28 - Feb 10	10	461.54	115.38	$1,153.80
Feb 11 - Feb 24	10	461.54	115.38	$1,153.80
Feb 25 - Mar 10	10	461.54	115.38	$1,153.80
Mar 11 - Mar 24	10	246.73	330.19	$3,301.90	$8,955.52	521,883
Mar 25 - Apr 07	10	246.73	330.19	$3,301.90
Apr 08 - Apr 21	10	246.73	330.19	$3,301.90
Apr 22 - May 05	10	246.73	330.19	$3,301.90
May 06 - May 19	10	246.73	330.19	$3,301.90
May 20 - Jun 02	10	246.73	330.19	$3,301.90
Jun 03 - Jun 16	10	246.73	330.19	$3,301.90
Jun 16 - Jun 30	10	246.73	330.19	$3,301.90	$23,113.30	1,346,929

A total of 1,868,812 options shall be granted upon signing of this agreement, at the Fair Market Value of .01716/per share. Said options shall be fully vested upon grant.

Sincerely,	Accepted by:

/s/ Katie Wilson	/s/ Allon Caidar
Katie Wilson, Secretary	Allon Caidar, CEO

TVPage, Inc. 6827 Nancy Ridge Drive, San Diego, CA 92121| t: 858.427.4909| f: 858.427.4951| tvpage.com